May 25, 2005



Mail Stop 04-08

By U.S. Mail and facsimile to (530) 224-2220

Mr. Michael C. Mayer
President & Chief Executive Officer
Bank of Commerce Holdings
1951 Churn Creek Road
Redding, California  96002


Re:	Bank of Commerce Holdings
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 4, 2005
	File Number: 000-25135


Dear Mr. Mayer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed on March 4, 2005

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm - page 42

1. We note inclusion of the opinion of your Independent Registered Public Accounting Firm dated January 14, 2005. Please amend the filing to have a signed audit opinion by your Independent
Registered
Public Accounting Firm. Refer to Item 2-02(a)(1) of Regulation S-
X.

2. Additionally, please re-submit the following in your amended filing:
* Exhibit 23.1 - Consent of Independent Public Accounting Firm;
* Certifications Pursuant to Section 302 of Sarbanes-Oxley Act of
2002; and
* Certifications Pursuant to Section 906 of Sarbanes-Oxley Act of
2002.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:


* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 551-3484 or me at (202)
551-3492 if you have questions.


Sincerely,


John P. Nolan
Accounting Branch Chief

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Mr. Michael C. Mayer
Bank of Commerce Holdings
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